Exhibit 99.1

Puxin Limited Announces Second Quarter 2020 Unaudited Financial Results

BEIJING, August 24, 2020 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Highlights for the Second Quarter Ended June 30, 2020

•	Net revenues were RMB601.1 million (US$85.1 million), a decrease of 5.0% from RMB632.9 million in the second quarter of 2019.
•	Operating loss was RMB25.8 million (US$3.7 million), a decrease of 84.7% from RMB168.7 million in the second quarter of 2019.
•	Adjusted operating loss[1] was RMB19.1 million (US$2.7 million), a decrease of 64.3% from RMB53.3 million in the second quarter of 2019.
•	Net income attributable to Puxin Limited was RMB36.6 million (US$5.2 million), compared to net loss attributable to Puxin Limited of RMB194.6 million in the same period of 2019.
•	Adjusted net income attributable to Puxin Limited[2] was RMB45.2 million (US$6.4 million), compared to adjusted net loss attributable to Puxin Limited of RMB60.7 million in the second quarter of 2019.
•	Adjusted EBITDA[3] was RMB80.4 million (US$11.4 million), compared to RMB(25.8) million in the second quarter of 2019.
•	Student enrollments increased by 18.1% to 856,674 from 725,118 for the second quarter of 2019.

Highlights for the Six Months Ended June 30, 2020

•	Net revenues were RMB1,352.4 million (US$191.4 million), an increase of 8.3% from RMB1,248.6 million in the first half of 2019.
•	Operating loss was RMB22.2 million (US$3.1 million), a decrease of 92.7% from RMB305.3 million in the same period of 2019.
•	Adjusted operating loss was RMB7.0 million (US$1.0 million), a decrease of 92.7% from RMB95.1 million in the first half of 2019.
•	Net loss attributable to Puxin Limited was RMB6.9 million (US$1.0 million), a decrease of 98.5% from RMB443.4 million in the same period of 2019.
•	Adjusted net income attributable to Puxin Limited was RMB70.6 million (US$10.0 million), compared to adjusted net loss attributable to Puxin Limited of RMB134.4 million in the same period of 2019.
•	Adjusted EBITDA was RMB145.4 million (US$20.6 million), compared to RMB(42.7) million in the first half of 2019.
•	Student enrollments increased by 59.2% to 1,794,949 from 1,127,179 for the same period of 2019.

Mr. Yunlong Sha, Chairman and Chief Executive Officer of Puxin, commented, “During the second quarter of 2020, Puxin spared no effort in gradually resuming classes and business operations under the guidance of the Ministry of Education and the National Health Commission. We have once again won the recognition of students and parents with our excellent teaching quality: accordingly, student enrollments increased by 18.1% year-over-year. Net revenues of K-12, the core business segment of Puxin, increased by 14.0% year-over-year. Meanwhile, Puxin Online School successfully completed a smooth online migration of the offline courses and achieved a high rate of course completion – its net revenues increased more than six times year-over-year. Looking ahead at post COVID-19 recovery, we will never slacken our efforts. We plan to further implement our K-12-oriented Online-Merge-Offline strategy and target to maintain a robust growth.”

[1]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[2]

Adjusted net income (loss) attributable to Puxin Limited is a non-GAAP financial measure, which is defined as net income (loss) attributable to Puxin Limited excluding share-based compensation expenses and loss on changes in fair value of derivative liabilities. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[3]

EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income and income tax expenses (benefits); adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income, income tax expenses (benefits), share-based compensation expenses and loss on changes in fair value of derivative liabilities. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Mr. Peng Wang, Chief Financial Officer of Puxin, commented, “We are pleased to see an encouraging recovery of the after-school tutoring industry in China. In the second quarter of 2020, Puxin’s core business segments obtained a solid organic growth. Although study-abroad services are still facing a downturn, the EBITDA of study-abroad business turned positive to RMB4.0 million. Progress is also seen in cost control. Our non-GAAP selling expenses decreased by 12.4% year-over-year as a result of adjusted marketing and sales strategy, and non-GAAP administrative expenses dropped by 30.3% year-over-year. In the future, Puxin will continue to implement the dual-engine strategy of ‘organic growth + M&A’ and regularly review the acquired schools’ revenues, non-GAAP income, as well as student enrollments to evaluate this strategy’s effectiveness. We are confident to present our achievements of this strategy, advanced competitiveness of core business segments, operational and financial performance as well as sustainable shareholder value.”

Financial and Operational Results for the Second Quarter of 2020

Net Revenues

Net revenues decreased by 5.0% to RMB601.1 million (US$85.1 million) from RMB632.9 million in the second quarter of 2019. This decrease was primarily due to the adverse impact of the COVID-19 pandemic on the demand for study-abroad tutoring services.

Net revenues of K-12 tutoring services increased by 14.0% to RMB419.7 million (US$59.4 million) from RMB368.0 million in the second quarter of 2019. In the second quarter of 2020, the student enrollments of K-12 tutoring services, including group class, personalized tutoring and full-time tutoring services, reached 598,369.

Net revenues of Puxin Online School significantly increased to RMB24.0 million (US$3.4 million) from RMB3.0 million in the same period of 2019. Student enrollments of Puxin Online School were 249,452 in the second quarter of 2020.

Net revenues of study-abroad tutoring services decreased by 39.9% to RMB157.4 million (US$22.3 million) from RMB261.9 million in the second quarter of 2019. This was primarily due to a sharp drop in student enrollments from 15,696 to 8,853 in the second quarter of 2020 affected by the global spread of the COVID-19 pandemic in major countries of the world.

Cost of Revenues

Cost of revenues slightly decreased by 0.4% to RMB331.4 million (US$46.9 million) from RMB332.8 million in the second quarter of 2019, primarily due to a decrease in staff cost which reflected the decreased demand for study-abroad services attributable to the COVID-19 pandemic. Cost of revenues, excluding share-based compensation expenses, decreased by 0.3% to RMB330.8 million (US$46.8 million) from RMB331.7 million in the second quarter of 2019.

Gross Profit and Gross Margin

Gross profit was RMB269.7 million (US$38.2 million), a decrease of 10.1% from RMB300.1 million in the second quarter of 2019. Gross margin was 44.9%, compared to 47.4% for the same period in 2019.

Operating Expenses

Total operating expenses decreased by 37.0% to RMB295.5 million (US41.8 million) from RMB468.8 million in the second quarter of 2019.

Selling expenses decreased by 13.1% to RMB210.2 million (US$29.7 million) from RMB241.7 million in the second quarter of 2019. Selling expenses, excluding share-based compensation expenses, decreased by 12.4% to RMB207.0 million (US$29.3 million) from RMB236.4 million in the second quarter of 2019, primarily due to a decrease in sales staff’s performance-based compensation attributable to decreased demand for our study-abroad services caused by the COVID-19 pandemic, as well as our cost control measures to improve operation efficiency.

General and administrative expenses decreased by 62.4% to RMB85.3 million (US$12.1 million) from RMB227.1 million during the same period of 2019. General and administrative expenses, excluding share-based compensation expenses, decreased by 30.3% to RMB82.4 million (US$11.7 million) from RMB118.2 million in the second quarter of 2019. The decreases were primarily due to our cost control measures to improve operation efficiency.

Total share-based compensation expenses allocated to related cost of revenues and operating expenses decreased by 94.1% to RMB6.8 million (US$1.0 million) from RMB115.4 million in the second quarter of 2019. The decrease was primarily due to a decrease in the number of options vested in the second quarter of 2020 compared to the same period of 2019.

Operating Income (Loss) and Operating Margin

Operating loss was RMB25.8 million (US$3.7 million), a decrease of 84.7% from RMB168.7 million in the second quarter of 2019. Operating margin was (4.3)% in the second quarter of 2020, compared to (26.7)% for the same period in 2019.

Operating income of K-12 tutoring services was RMB19.3 million (US$2.7 million), compared to operating loss of RMB54.5 million in the second quarter of 2019 while operating margin improved to 4.6% from (14.8)% in the second quarter of 2019.

Adjusted operating loss was RMB19.1 million (US$2.7 million), a decrease of 64.3% from RMB53.3 million in the second quarter of 2019.

Adjusted operating margin4 was (3.2)%, compared to (8.4)% in the same period of the prior year.

Net Income (Loss)

Net income attributable to Puxin Limited was RMB36.6 million (US$5.2 million), compared to net loss attributable to Puxin Limited of RMB194.6 million during the second quarter of 2019. Basic and diluted net income per ADS attributable to Puxin Limited were RMB0.42 (US$0.06) and RMB0.42 (US$0.06), compared to basic and diluted net loss per ADS attributable to Puxin Limited of RMB2.28 and RMB2.28 during the same period of 2019.

Adjusted net income attributable to Puxin Limited was RMB45.2 million (US$6.4 million), compared to adjusted net loss attributable to Puxin Limited of RMB60.7 million during the second quarter of 2019. Adjusted basic and diluted net income per ADS attributable to Puxin Limited5 were RMB0.52 (US$0.07) and RMB0.51 (US$0.07), compared to adjusted basic and diluted net loss per ADS attributable to Puxin Limited of RMB0.71 and RMB0.71 during the same period of 2019.

EBITDA

EBITDA was RMB71.8 million (US$10.2 million), compared to RMB(159.8) million in the second quarter of 2019.

EBITDA of K-12 tutoring services was RMB109.1 million (US$15.4 million), compared to RMB(50.3) million in the second quarter of 2019.

EBITDA margin6 was 12.0% in the second quarter of 2020, compared to (25.2)% in the same period in 2019.

Adjusted EBITDA was RMB80.4 million (US$11.4 million), compared to RMB(25.8) million in the second quarter of 2019.

Adjusted EBITDA margin7 was 13.4%, compared to (4.1)% in the same period in 2019.

[4]

Adjusted operating margin is a non-GAAP financial measure, which is defined as adjusted operating loss divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[5]

Adjusted basic and diluted net income (loss) per ADS attributable to Puxin Limited is a non-GAAP financial measure, which is defined as basic and diluted net income (loss) per ADS attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of derivative liabilities. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[6]

EBITDA margin is a non-GAAP financial measure, which is defined as EBITDA divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[7]

Adjusted EBITDA margin is a non-GAAP financial measure, which is defined as adjusted EBITDA divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Financial and Operational Results for the Six Months Ended June 30, 2020

Net Revenues

Net revenues increased by 8.3% to RMB1,352.4 million (US$191.4 million) from RMB1,248.6 million for the first six months of 2019. This increase was primarily due to the continued growth momentum of student enrollments.

Net revenues of K-12 tutoring services increased by 26.3% to RMB943.0 million (US$133.5 million) from RMB746.6 million for the first half of 2019. In the first half of 2020, the total student enrollments of K-12 tutoring services, including group class, personalized tutoring and full-time tutoring services, reached 1,165,074.

Net revenues of Puxin Online School significantly increased to RMB47.0 million (US$6.7 million) from RMB4.9 million for the same period of 2019. Student enrollments of Puxin Online School were 607,066 for the first six months of 2020.

Net revenues of study-abroad tutoring services decreased by 27.1% to RMB362.4 million (US$51.2 million) from RMB497.1 million for the first six months of 2019. Study-abroad consulting and tutoring services had 22,809 student enrollments in the first half of 2020 compared to 32,366 in the same period of 2019. This was primarily due to the global spread of the COVID-19 pandemic in major countries of the world.

Cost of Revenues

Cost of revenues increased by 9.5% to RMB731.6 million (US$103.6 million) from RMB668.4 million for the first six months of 2019. Cost of revenues, excluding share-based compensation expenses, increased by 9.7% to RMB730.4 million (US$103.4 million) from RMB665.8 million in the first six months of 2019.

Gross Profit and Gross Margin

Gross profit was RMB620.8 million (US$87.9 million), an increase of 7.0% from RMB580.2 million for the first six months of 2019. Gross margin was 45.9%, compared to 46.5% for the same period in 2019.

Operating Expenses

Total operating expenses decreased by 27.4% to RMB642.9 million (US$91.0 million) from RMB885.4 million for the first six months of 2019.

Selling expenses decreased by 5.1% to RMB440.7 million (US$62.4 million) from RMB464.4 million for the first six months of 2019. Selling expenses, excluding share-based compensation expenses, decreased by 4.1% to RMB433.5 million (US$61.4 million) from RMB451.9 million in the same period of 2019.

General and administrative expenses decreased by 52.0% to RMB202.3 million (US$28.6 million) from RMB421.0 million during the same period of 2019. General and administrative expenses, excluding share-based compensation expenses, decreased by 13.5% to RMB195.5 million (US$27.7 million) from RMB226.0 million in the first half of 2019. The decreases were primarily due to our cost control measures to improve our operation efficiency under the COVID-19 pandemic.

Total share-based compensation expenses allocated to related cost of revenues and operating expenses decreased by 92.8% to RMB15.2 million (US$2.2 million) from RMB210.1 million in the same period of 2019. The decrease was primarily due to a decrease in the number of options vested in the first six months of 2020 compared to the same period of 2019.

Operating Income (Loss) and Operating Margin

Operating loss decreased by 92.7% to RMB22.2 million (US$3.1 million) from RMB305.3 million in the first half of 2019. Operating margin was (1.6)% in the first six months of 2020, compared to (24.4)% for the same period in 2019.

Operating income of K-12 tutoring services was RMB86.0 million (US$12.2 million), compared to operating loss of RMB80.4 million in the same period of 2019 while operating margin improved to 9.1% from (10.8)%.

Adjusted operating loss decreased by 92.7% to RMB7.0 million (US$1.0 million) from RMB95.1 million in the same period of 2019.

Adjusted operating margin was (0.5)%, compared to (7.6)% in the same period of 2019.

Net Loss

Net loss attributable to Puxin Limited was RMB6.9 million (US$1.0 million), a decrease of 98.5% from net loss attributable to Puxin Limited of RMB443.4 million during the same period of 2019. Basic and diluted net loss per ADS attributable to Puxin Limited were RMB0.08 (US$0.02), compared to basic and diluted net loss per ADS attributable to Puxin Limited of RMB5.28 during the same period of 2019.

Adjusted net income attributable to Puxin Limited was RMB70.6 million (US$10.0 million), compared to adjusted net loss attributable to Puxin Limited of RMB134.4 million during the same period of 2019. Adjusted basic and diluted net income per ADS attributable to Puxin Limited were RMB0.81 (US$0.11) and RMB0.79 (US$0.11), compared to adjusted basic and diluted net loss per ADS attributable to Puxin Limited of RMB1.60 and RMB1.60 during the same period of 2019.

EBITDA

EBITDA was RMB67.9 million (US$9.6 million), compared to RMB(351.7) million for the first six months of 2019.

EBITDA of K-12 tutoring services was RMB170.3 million (US$24.1 million), compared to RMB(112.1) million in the same period of 2019.

EBITDA margin was 5.0% in the first six months of 2020, compared to (28.2)% in the same period in 2019.

Adjusted EBITDA was RMB145.4 million (US$20.6 million), compared to RMB(42.7) million in the same period of 2019.

Adjusted EBITDA margin was 10.8%, compared to (3.4)% in the same period in 2019.

Cash and Current Bank Balances

As of June 30, 2020, the Company had an aggregate amount of cash and cash equivalents and the current portion of restricted cash of RMB569.6 million (US$80.6 million), compared to RMB606.3 million as of December 31, 2019. The current portion of restricted cash consisted primarily of deposits with Chinese commercial banks as collateral for our bank borrowings within one-year term.

Business Outlook

For the third quarter ended September 30, 2020, based on the information available as of the date of this press release, the Company expects net revenues to be between RMB816.8 million and RMB866.6 million, which represents a decrease of 18% to 13% year-over-year. These forecasts reflect the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

Puxin’s management team will hold a conference call on August 24, 2020, at 8:00 AM U.S. Eastern Time (or 8:00 PM on the same day, Beijing/Hong Kong Time) following the quarterly results announcement. Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272
Mainland China:	4001-201203
US:	+1-888-346-8982
Hong Kong:	+852-301-84992
Passcode:	Puxin

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Puxin Limited Call. Participants will be required to state their name and company upon entering the call.

A replay of the conference call will be accessible two hours after the conclusion of the conference call through August 31, 2020 by dialing the following numbers:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	10147111

A live webcast and archive of the conference call will be available on the Investor Relations section of Puxin’s website at http://ir.pxjy.com/.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB 7.0651 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2020 or at any other rate.

Use of Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company also uses non-GAAP financial measures, including adjusted operating loss, adjusted operating margin, adjusted net income (loss) attributable to Puxin Limited, EBITDA, adjusted EBITDA, EBITDA margin, adjusted EBITDA margin, adjusted basic and diluted net income (loss) per ADS attributable to Puxin Limited, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating loss is defined as operating loss excluding share-based compensation expenses; adjusted operating margin is defined as adjusted operating loss divided by net revenues; adjusted net income (loss) attributable to Puxin Limited is defined as net income (loss) attributable to Puxin Limited excluding share-based compensation expenses and loss on changes in fair value of derivative liabilities; EBITDA is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income and income tax expenses (benefits); adjusted EBITDA is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income, income tax expenses (benefits), share-based compensation expenses and loss on changes in fair value of derivative liabilities; EBITDA margin is defined as EBITDA divided by net revenues; adjusted EBITDA margin is defined as adjusted EBITDA divided by net revenues; adjusted basic and diluted net income (loss) per ADS attributable to Puxin Limited are defined as basic and diluted net income (loss) per ADS attributable to Puxin Limited excluding share-based compensation expenses and loss on changes in fair value of derivative liabilities.

The Company believes that these non-GAAP financial measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “aim,” “plan,” “believe,” “estimate,” “predict,” “project,” “continue,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business expansion and successfully integrate businesses it acquired, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (NYSE: NEW, “Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

ICA (Institutional Capital Advisory)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: puxin@icaasia.com

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	256,763	124,487	17,620
Restricted cash, current portion	349,540	445,101	63,000
Inventories	13,311	16,496	2,335
Prepaid expenses and other current assets	117,148	151,059	21,381
Loan receivable, current portion	191,230	—	—
Total current assets	927,992	737,143	104,336

Non-current assets
Restricted cash, non-current portion	36,727	38,019	5,381
Operating lease right-of-use assets	1,045,941	937,900	132,751
Property, plant and equipment, net	298,719	274,772	38,891
Intangible assets	264,540	237,445	33,608
Goodwill	2,055,922	2,035,577	288,117
Deferred tax assets	2,199	1,975	280
Rental deposit	75,015	75,482	10,684
Loan receivable, non-current portion	—	205,007	29,017
Other non-current assets	—	59,400	8,408
TOTAL ASSETS	4,707,055	4,602,720	651,473

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB930,674 and RMB822,356 as of December 31, 2019 and June 30, 2020, respectively)	983,715	864,693	122,389
Income tax payable of the consolidated VIE without recourse to the Group	21,248	19,157	2,711
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated VIE without recourse to the Group of RMB1,195,723 and RMB1,039,195 as of December 31, 2019 and June 30, 2020, respectively)	1,205,609	1,048,911	148,464
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIE without recourse to the Group of RMB275,893 and RMB263,174 as of December 31, 2019 and June 30, 2020, respectively)	276,877	263,929	37,357
Amounts due to related parties, current portion (including amounts due to related parties, current portion of the consolidated VIE without recourse to the Group of RMB254 and RMB15,047 as of December 31, 2019 and June 30, 2020, respectively)	1,451	15,374	2,176
Bank borrowings of the consolidated VIE without recourse to the Group	318,600	495,000	70,063
Loans payable to third parties, current portion (including loans payable to third parties, current portion of the consolidated VIE without recourse to the Group of RMB292,952 and RMB232,252 as of December 31, 2019 and June 30, 2020, respectively)	413,838	341,159	48,288
Promissory note, current portion (including promissory note, current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and June 30, 2020, respectively)	87,023	88,314	12,500
Total current liabilities	3,308,361	3,136,537	443,948

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2019	2020	2020
	RMB	RMB	USD

Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	101,372	79,120	11,199
Deferred tax liabilities of the consolidated VIE without recourse to the Group	81,969	75,994	10,756
Amounts due to related parties, non-current portion (including amounts due to related parties, non-current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and June 30, 2020, respectively)	—	7,292	1,032
Franchise deposits of the consolidated VIE without recourse to the Group	2,533	2,549	361
Operating lease liabilities, non-current portion of the consolidated VIE without recourse to the Group	693,505	605,288	85,673
Loan payable to third parties, non-current portion (including loan payable to third parties, non-current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and June 30, 2020, respectively)	—	101,031	14,300
Promissory note, non-current portion (including promissory note, non-current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and June 30, 2020, respectively)	87,022	88,314	12,500
Derivative liabilities (including derivative liabilities of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and June 30, 2020, respectively)	172,235	93,730	13,267
TOTAL LIABILITIES	4,446,997	4,189,855	593,036
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of USD0.00005 per share; 1,000,000,000 and 1,000,000,000 shares authorized, 188,627,228 and 188,640,348 shares issued and 174,025,810 and 174,079,074 shares outstanding as of December 31, 2019 and June 30, 2020, respectively)	62	62	9
Additional paid-in capital	2,175,652	2,335,274	330,537
Statutory reserve	7,979	7,979	1,129
Accumulated other comprehensive income	68,707	70,688	10,005
Accumulated deficit	(1,991,220)	(1,998,085)	(282,811)

Total Puxin Limited shareholders’ equity	261,180	415,918	58,869
Non-controlling interest	(1,122)	(3,053)	(432)

TOTAL SHAREHOLDERS’ EQUITY	260,058	412,865	58,437

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	4,707,055	4,602,720	651,473

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,
	2019	2020	2020
	RMB	RMB	USD

Net revenues	632,922	601,053	85,074
Cost of revenues (including share-based compensation expenses of RMB1,178 and RMB573 for the three months ended June 30, 2019 and 2020, respectively)	332,828	331,350	46,900

Gross profit	300,094	269,703	38,174

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB5,347 and RMB3,203 for the three months ended June 30, 2019 and 2020, respectively)	241,739	210,165	29,747
General and administrative expenses (including share-based compensation expenses of RMB108,844 and RMB2,977 for the three months ended June 30, 2019 and 2020, respectively)	227,063	85,343	12,080

Total operating expenses	468,802	295,508	41,827

Operating loss	(168,708)	(25,805)	(3,653)

Interest expense	10,193	20,658	2,924
Interest income	4,144	11,860	1,679
Foreign exchange gain (loss)	179	(21)	(3)
Loss on changes in fair value of derivative liabilities	18,617	1,848	262
Other income, net	—	14,114	1,998
Gain on disposal of subsidiaries	—	60,968	8,629
Impairment loss on intangible assets	—	4,100	580
(Loss) income before income taxes	(193,195)	34,510	4,884
Income tax expenses (benefits)	1,424	(1,110)	(157)

Net (loss) income	(194,619)	35,620	5,041
Less: Net income (loss) attributable to non-controlling interest	18	(978)	(138)

Net (loss) income attributable to Puxin Limited	(194,637)	36,598	5,179

Net (loss) income per share attributable to Puxin Limited
Basic and diluted	(1.14)	0.21	0.03
Net (loss) income per ADS attributable to Puxin Limited
Basic and diluted	(2.28)	0.42	0.06

Weighted average shares used in calculating basic net (loss) income per share	170,511,022	174,069,766	174,069,766
Weighted average shares used in calculating diluted net (loss) income per share	170,511,022	177,950,175	177,950,175

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the three months ended June 30,
	2019	2020	2020
	RMB	RMB	USD

Net (loss) income	(194,619)	35,620	5,041

Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	4,383	(425)	(60)
Total comprehensive (loss) income	(190,236)	35,195	4,981
Less: comprehensive income (loss) attributable to non-controlling interest	18	(978)	(138)

Total comprehensive (loss) income attributable to Puxin Limited	(190,254)	36,173	5,119

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the six months ended June 30,
	2019	2020	2020
	RMB	RMB	USD

Net revenues	1,248,597	1,352,398	191,420
Cost of revenues (including share-based compensation expenses of RMB2,580 and RMB1,254 for the six months ended June 30, 2019 and 2020, respectively)	668,427	731,628	103,555

Gross profit	580,170	620,770	87,865

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB12,465 and RMB7,192 for the six months ended June 30, 2019 and 2020, respectively)	464,373	440,662	62,372
General and administrative expenses (including share-based compensation expenses of RMB195,072 and RMB6,752 for the six months ended June 30, 2019 and 2020, respectively)	421,048	202,261	28,628

Total operating expenses	885,421	642,923	91,000

Operating loss	(305,251)	(22,153)	(3,135)

Interest expense	40,232	41,511	5,876
Interest income	4,910	23,816	3,371
Foreign exchange (loss) gain	(10)	121	17
Loss on changes in fair value of derivative liabilities	98,879	62,283	8,816
Other income, net	—	35,962	5,090
Gain on disposal of subsidiaries	—	60,968	8,629
Impairment loss on intangible assets	—	4,100	580
Loss before income taxes	(439,462)	(9,180)	(1,300)
Income tax expenses (benefits)	3,917	(417)	(59)

Net loss	(443,379)	(8,763)	(1,241)
Less: Net income (loss) attributable to non-controlling interest	36	(1,898)	(269)

Net loss attributable to Puxin Limited	(443,415)	(6,865)	(972)

Net loss per share attributable to Puxin Limited Basic and diluted	(2.64)	(0.04)	(0.01)
Net loss per ADS attributable to Puxin Limited Basic and diluted	(5.28)	(0.08)	(0.02)

Weighted average shares used in calculating basic and diluted net loss per share	167,791,531	174,063,142	174,063,142

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the six months ended June 30,
	2019	2020	2020
	RMB	RMB	USD

Net loss	(443,379)	(8,763)	(1,241)

Other comprehensive (loss) income, net of tax:
Change in cumulative foreign currency translation adjustments	(2,081)	1,981	280
Total comprehensive loss	(445,460)	(6,782)	(961)
Less: comprehensive income (loss) attributable to non-controlling interest	36	(1,898)	(269)

Total comprehensive loss attributable to Puxin Limited	(445,496)	(4,884)	(692)

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,
	2019	2020	2020
	RMB	RMB	USD

Operating loss	(168,708)	(25,805)	(3,653)
Add: Share-based compensation expenses	115,369	6,753	956
Adjusted operating loss	(53,339)	(19,052)	(2,697)
Adjusted operating margin	(8.4)%	(3.2)%	(3.2)%
Net (loss) income attributable to Puxin Limited	(194,637)	36,598	5,179
Add: Share-based compensation expenses	115,369	6,753	956
Loss on changes in fair value of derivative liabilities	18,617	1,848	262
Adjusted net (loss) income attributable to Puxin Limited	(60,651)	45,199	6,397
Net (loss) income	(194,619)	35,620	5,041
Add: Income tax expenses (benefits)	1,424	(1,110)	(157)
Depreciation of property, plant and equipment	19,357	20,196	2,859
Amortization of intangible assets	8,002	8,337	1,180
Interest expense	10,193	20,658	2,924
Less: Interest income	4,144	11,860	1,679
EBITDA	(159,787)	71,841	10,168
EBITDA margin	(25.2)%	12.0%	12.0%
Add: Share-based compensation expenses	115,369	6,753	956
Loss on changes in fair value of derivative liabilities	18,617	1,848	262
Adjusted EBITDA	(25,801)	80,442	11,386
Adjusted EBITDA margin	(4.1)%	13.4%	13.4%

Net (loss) income per ADS attributable to Puxin Limited – Basic and diluted	(2.28)	0.42	0.06

Adjusted net (loss) income per ADS attributable to Puxin Limited - Basic	(0.71)	0.52	0.07

Adjusted net (loss) income per ADS attributable to Puxin Limited - Diluted	(0.71)	0.51	0.07

Weighted average shares used in calculating basic adjusted net (loss) income per share	170,511,022	174,069,766	174,069,766
Weighted average shares used in calculating diluted adjusted net (loss) income per share	170,511,022	177,950,175	177,950,175

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the six months ended June 30,
	2019	2020	2020
	RMB	RMB	USD

Operating loss	(305,251)	(22,153)	(3,135)
Add: Share-based compensation expenses	210,117	15,198	2,151
Adjusted operating loss	(95,134)	(6,955)	(984)
Adjusted operating margin	(7.6)%	(0.5)%	(0.5)%
Net loss attributable to Puxin Limited	(443,415)	(6,865)	(972)
Add: Share-based compensation expenses	210,117	15,198	2,151
Loss on changes in fair value of derivative liabilities	98,879	62,283	8,816
Adjusted net (loss) income attributable to Puxin Limited	(134,419)	70,616	9,995
Net loss	(443,379)	(8,763)	(1,241)
Add: Income tax expenses (benefits)	3,917	(417)	(59)
Depreciation of property, plant and equipment	36,663	41,824	5,920
Amortization of intangible assets	15,769	17,599	2,491
Interest expense	40,232	41,511	5,876
Less: Interest income	4,910	23,816	3,371
EBITDA	(351,708)	67,938	9,616
EBITDA margin	(28.2)%	5.0%	5.0%
Add: Share-based compensation expenses	210,117	15,198	2,151
Loss on changes in fair value of derivative liabilities	98,879	62,283	8,816
Adjusted EBITDA	(42,712)	145,419	20,583
Adjusted EBITDA margin	(3.4)%	10.8%	10.8%

Net loss per ADS attributable to Puxin Limited - Basic and diluted	(5.28)	(0.08)	(0.02)

Adjusted net (loss) income per ADS attributable to Puxin Limited - Basic	(1.60)	0.81	0.11

Adjusted net (loss) income per ADS attributable to Puxin Limited - Diluted	(1.60)	0.79	0.11

Weighted average shares used in calculating basic adjusted net (loss) income per share	167,791,531	174,063,142	174,063,142
Weighted average shares used in calculating diluted adjusted net (loss) income per share	167,791,531	178,035,266	178,035,266

Note: Each ADS represents two ordinary shares.